Exhibit 99.1

Condensed Interim Consolidated Financial Statements

As at JUNE 30, 2022 and for the three AND SIX month periodS ended JUNE 30, 2022 and 2021

(In thousands of US dollars)

(Unaudited)

Condensed Interim Consolidated Statements of Financial Position	2
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity	3
Condensed Interim Consolidated Statements of Comprehensive Loss	4
Condensed Interim Consolidated Statements of Cash Flows	5
Notes to Condensed Interim Consolidated Financial Statements	6

(1)

Condensed Interim Consolidated Statements of Financial Position

(In thousands of US dollars)

(Unaudited)

	June 30, 2022	December 31, 2021
	$	$
ASSETS
Current assets
Cash and cash equivalents	58,157	65,300
Trade and other receivables (note 4)	907	1,314
Inventory	261	73
Income taxes receivable	1,389	2,361
Prepaid expenses and other current assets (note 5)	2,459	1,772
Total current assets	63,173	70,820
Restricted cash equivalents	314	335
Right of use assets	114	150
Property, plant and equipment	42	42
Other non-current assets	122	—
Identifiable intangible assets	573	625
Goodwill	7,487	8,130
Total Assets	71,825	80,102
LIABILITIES
Current liabilities
Payables and accrued liabilities (note 6)	2,635	2,672
Current portion of provisions	27	34
Income taxes payable	105	115
Current portion of deferred revenues (note 3)	3,534	4,815
Current portion of lease liabilities	106	130
Total current liabilities	6,407	7,766
Deferred revenues (note 3)	2,617	1,493
Deferred gain	90	98
Lease liabilities	16	31
Employee future benefits (note 7)	8,188	17,485
Provisions	213	243
Total liabilities	17,531	27,116
SHAREHOLDERS’ EQUITY
Share capital (note 8)	293,410	293,410
Warrants (note 8)	5,085	5,085
Other capital (note 8)	89,848	89,788
Deficit	(333,450)	(334,619)
Accumulated other comprehensive loss (“AOCI”)	(599)	(678)
Total shareholders’ equity	54,294	52,986
Total liabilities and shareholders’ equity	71,825	80,102

Commitments (note 12)

Subsequent events (note 13)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Approved by the Board of Directors

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert Chair of the Board	Dennis Turpin Director

(2)

Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity

For the SIX months ended JUNE 30, 2022 and 2021

(In thousands of US dollars, except share data, unaudited)

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2022	4,855,876	293,410	5,085	89,788	(334,619)	(678)	52,986
Net loss	—	—	—	—	(6,856)	—	(6,856)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	79	79
Actuarial gain on defined benefit plans and Remeasurement of the net defined benefit liability (note 7)	—	—	—	—	8,025	—	8,025
Comprehensive income	—	—	—	—	1,169	79	1,248
Share-based compensation costs	—	—	—	60	—	—	60
Balance – June 30, 2022	4,855,876	293,410	5,085	89,848	(333,450)	(599)	54,294

	Common shares (number of)	Share capital	Warrants	Other capital	Deficit	Accumulated other comprehensive income (loss)	Total
		$	$	$	$	$	$
Balance - January 1, 2021	2,507,145	235,008	12,402	89,505	(322,659)	(1,045)	13,211
Net loss (as restated note1)	—	—	—	—	(3,542)	—	(3,542)
Other comprehensive loss:
Foreign currency translation adjustments	—	—	—	—	—	421	421
Actuarial gain on defined benefit plans	—	—	—	—	(86)	—	(86)
Comprehensive loss	—	—	—	—	(3,628)	421	(3,207)
Issuance of common shares, net of transaction costs	943,448	29,082	1,897	—	—	—	30,979
Exercise of warrants	1,400,447	29,769	(9,728)	—	—	—	20,041
Transfer of warrant issuance costs upon 2021 exercise of warrants (note 8)	—	(532)	532	—	—	—	—
Exercise of deferred share units (note 8)	840	20	—	(28)	—	—	(8)
Share-based compensation costs	—	—	—	273	—	—	273
Balance – June 30, 2021	4,851,880	293,347	5,103	89,750	(326,287)	(624)	61,289

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(3)

Condensed Interim Consolidated Statements of Comprehensive Loss

For the three AND SIX months ended JUNE 30, 2022 and 2021

(In thousands of US dollars, except share and per share data)

(Unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2022	2021	2022	2021
		(As restated- Note 1)		(As restated- Note 1))
	$	$	$	$
Revenues (note 3)
License fees	(206)	492	226	1,016
Development Services	(77)	1,030	889	2,125
Product sales	—	—	57	—
Royalties	24	19	43	27
Supply chain	37	43	80	84
Total revenues	(222)	1,584	1,295	3,252
Operating expenses
Cost of sales	13	12	92	41
Research and development expenses	2,398	1,768	4,788	3,226
General and administrative expenses	1,781	1,645	3,339	2,909
Selling expenses	302	318	605	564
Total operating expenses	4,494	3,743	8,824	6,740
Loss from operations	(4,716)	(2,159)	(7,529)	(3,488)
Gain (loss) due to changes in foreign currency exchange rates	502	82	676	(166)
Other finance costs	(2)	(7)	(3)	(17)
Net finance income (costs)	500	75	673	(183)
Loss before income taxes	(4,216)	(2,084)	(6,856)	(3,671)
Income tax recovery	—	—	—	129
Net loss	(4,216)	(2,084)	(6,856)	(3,542)
Other comprehensive loss:
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation adjustments	42	(126)	79	421
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on defined benefit plans (note 7)	5,276	(968)	8,025	(86)
Comprehensive income (loss)	1,102	(3,178)	1,248	(3,207)
Net loss per share [basic and diluted]	(0.87)	(0.43)	(1.41)	(0.82)
Weighted average number of shares outstanding (note 11):
Basic	4,855,876	4,848,129	4,855,876	4,335,821
Diluted	4,855,876	4,848,129	4,855,876	4,335,821

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(4)

Condensed Interim Consolidated Statements of Cash Flows

For the three AND SIX months ended JUNE 30, 2022 and 2021

(In thousands of US dollars)

(Unaudited)

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
		(As restated- Note 1)		(As restated- Note 1)
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(4,216)	(2,084)	(6,856)	(3,542)
Items not affecting cash and cash equivalents:
Provision	7	1	5	20
Depreciation and amortization	35	36	71	72
Share-based compensation costs	33	260	60	273
Employee future benefits (note 7)	98	50	197	99
Amortization of deferred revenues	124	(492)	(704)	(1,016)
Foreign exchange on items denominated in foreign currencies	(513)	(54)	(687)	212
Gain on disposal of property, plant and equipment	—	(1)	—	(1)
Other non-cash items	495	(114)	509	(85)
Interest accretion on lease liabilities	—	1	—	3
Payment (refund) of income taxes	(51)	(517)	830	(1,641)
Other asset	—	(82)	—	(82)
Changes in operating assets and liabilities (note 9)	(862)	(639)	264	1,008
Net cash used in operating activities	(4,850)	(3,635)	(6,311)	(4,680)
Cash flows from financing activities
Issuance of common shares (note 8)	—	—	—	34,200
Transaction costs (note 8)	—	—	—	(3,221)
Proceeds from exercise of warrants (note 8)	—	55	—	20,041
Payments on lease liabilities	(34)	(31)	(68)	(63)
Net cash provided by (used in) financing activities	(34)	24	(68)	50,957
Cash flows from investing activities
Proceeds from disposal of property, plant and equipment	—	1	—	1
Purchase of intangible assets	—	—	—	(490)
Purchase of property and equipment	(42)	(3)	(48)	(20)
Net cash “used in” provided by investing activities	(42)	(2)	(48)	(509)
Effect of exchange rate changes on cash and cash equivalents	(513)	110	(716)	(171)
Net change in cash and cash equivalents	(5,439)	(3,503)	(7,143)	45,597
Cash and cash equivalents – Beginning of period	63,596	73,371	65,300	24,271
Cash and cash equivalents – End of period	58,157	69,868	58,157	69,868

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

(5)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
 (Unaudited)

1. Business overview

Summary of business

Aeterna Zentaris (the “Company” or “Aeterna”) is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen™ (macimorelin), is the first and only U.S. Food and Drug Administration (“FDA”) and European Medicines Agency-approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency (“AGHD”). Macrilen™ is currently marketed in the US through a license agreement (the “Novo Amendment”) between the Company and Novo Nordisk Health Care AG (“Novo”) and in the United Kingdom and Europe through a license agreement with Consilient Healthcare Inc (“Consilient” or “CH”) under the trade name of Ghryvelin®. The Company is also dedicated to the development of therapeutic assets and has recently taken steps to establish a pre-clinical pipeline to potentially address unmet medical needs across a number of indications with a focus on rare or orphan indications and with the potential for pediatric use.

These unaudited condensed interim consolidated financial statements were approved by the Board of Directors (the “Board”) on August 3, 2022.

Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2021. The accounting policies in these condensed interim consolidated financial statements are consistent with those presented in the Company’s annual consolidated financial statements, with the exception of the Company’s policy with respect to the government assistance which is as follows:

Government assistance

Amounts received or receivable resulting from government assistance programs, including grants and refundable investment tax credits for research and development, are accounted for in accordance with IAS 20 - Accounting for government grants and disclosure of government assistance and are recognized where there is reasonable assurance that the amount of government assistance will be received, and all attached conditions will be complied with. When the amount relates to an expense item such as research and development costs, it is recognized as income on a systematic basis as a reduction to the costs that it is intended to compensate. When the grant relates to an asset, it reduces the carrying amount of the asset and is then recognized as income over the useful life of the depreciable asset by way of a reduced depreciation charge.

(6)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

COVID-19 & Russia and Ukraine conflict

The rise in COVID-19 variants has caused delays in site initiation and patient enrollment in our DETECT-trial and may be impacting sales activities for Macrilen™ in the US. Further, the continuation of the COVID-19 pandemic and the Russia/Ukraine conflict may also cause some patients to be unwilling to enroll in our trials or be unable to comply with clinical trial protocols if such events impede patient movement or interrupt healthcare services, both of which would delay our ability to conduct clinical trials or release clinical trial results on a timely basis and could delay our ability to obtain regulatory approval and commercialize our product candidates. For the period ended June 30, 2022, the Company assessed the impact of the uncertainties around the COVID-19 pandemic and the Russia/Ukraine conflict on its judgments, estimates, accounting policies and amounts recognized in these unaudited condensed interim consolidated financial statements and determined that no adjustments were required to the carrying value of assets and liabilities. Management determined that the recruitment for the DETECT-trial may now continue until later into 2023 compared to the end of the 2022 year as anticipated at the end of the previous fiscal year. As such, amounts related to deferred revenue have been reclassified from current to long-term to reflect the revised timeline. We are currently assessing with Novo the impact on timelines and study cost. Preliminary indications are that the delays associated with COVID-19 and the Russia/Ukraine conflict will result in additional costs to the program. As such, this resulted in reversal of revenue in both the license fees and development services for the quarter and in negative revenues of $0.2 million and $0.1 million for the three-months ended June 30, 2022..

The Company will continue to monitor the impact of the development of the COVID-19 pandemic and Russia/Ukraine conflict in further reporting periods. Actual results could differ from these estimates, and such differences may be material.

Restatement of comparative period figures

At the end of the prior fiscal year 2021, the Company restated its previously reported condensed consolidated interim financial statements for the three-month period ended March 31, 2021 and the three-month and six-month periods ended June 30, 2021 and three-month and nine-month periods ended September 30, 2021 with respect to the recognition of revenue for the Novo Amendment, signed in November 2020. During the fourth quarter of 2021, management reassessed the classification of the development activities associated with the DETECT-trial and concluded that subsequent to the Novo Amendment, the parties no longer shared joint control of these activities and, as such, these development activities no longer met the definition of a joint operation, as defined in IFRS 11 -Joint Arrangements. Therefore, pursuant to the guidance in IFRS 15 -Revenue from Contracts with Customers, the Company reclassified the charges to Novo, from research and development expenses to development services revenue, in the related periods. In addition, the license fees related to the pediatric indication were adjusted to reflect the revised pattern of recognition as the performance obligation for the development services has now been combined with the pediatric license. In addition, the accounting for prepaid expenses and other assets and deferred revenues related the DETECT-trial expenses incurred was restated.

(7)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

The condensed interim consolidated financial statements were not adjusted and refiled at the time of discovery of the error, rather the comparatives are being corrected now with the filing of the interim financials for the period ended June 30, 2022. The impacts of the June 30, 2021 restatements are as follows (amounts in thousands, except for basic and diluted loss per share):

	Previously	Effect of
	reported	restatement	Amended
	$	$	$
Consolidated interim statement of loss and comprehensive loss for the three-month period ended June 30, 2021
License fees	537	(45)	492
Development service revenues	—	1,030	1,030
Research and development expenses	738	1,030	1,768
Net loss	(2,039)	(45)	(2,084)
Total comprehensive loss	(3,133)	(45)	(3,178)
Basic and diluted loss per share	(0.42)	(0.01)	(0.43)

Consolidated interim statement of loss and comprehensive loss for the six-month period ended June 30, 2021
License fees	1,074	(58)	1,016
Development service revenues	—	2,125	2,125
Research and development expenses	1,101	2,125	3,226
Net loss	(3,484)	(58)	(3,542)
Total comprehensive loss	(3,149)	(58)	(3,207)
Basic and diluted loss per share	(0.72)	(0.01)	(0.82)

Consolidated interim statement of financial position as of June 30, 2021
Prepaid expenses and other current assets	3,308	1,067	4,375
Current portion of deferred revenues	2,125	1,111	3,236
Deficit	(326,229)	(58)	(326,287)

2. Critical accounting estimates and judgements

The preparation of condensed interim consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Judgments, estimates and assumptions are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s condensed interim consolidated financial statements are prepared.

Management reviews, on a regular basis, the Company’s accounting policies, assumptions, estimates and judgments in order to ensure that the condensed interim consolidated financial statements are presented fairly and in accordance with IFRS applicable to interim financial statements. Critical accounting estimates and assumptions, as well as critical judgments used in applying accounting policies in the preparation of the Company’s condensed interim consolidated financial statements, were the same as those applied to the Company’s annual consolidated financial statements as at and for the year ended December 31, 2021 and December 31, 2020 and for the years ended December 31, 2021, and 2020.

(8)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

3. License and supply arrangements

On November 16, 2020, the Company, through AEZS Germany, entered into Novo Amendment of its existing License Agreement with Novo related to the development and commercialization of macimorelin. The Company earns license fees, product sales, royalties and supply chain revenue, in addition to development service revenue from conducting the Study P02, from Novo.

In June 2020, the Company entered into an exclusive distribution and quality agreement with MegaPharm Ltd. (“MegaPharm”) for the commercialization in Israel and in the Palestinian Authority of macimorelin to be used in the diagnosis of patients with adult growth hormone deficiency and in clinical development for the diagnosis of pediatric growth hormone deficiency (the “MegaPharm Agreement”). As of June 30, 2022, there have been no products supplied under this agreement. On December 7, 2020, the Company entered into an exclusive licensing agreement with “CH” for the commercialization of macimorelin in the European Economic Area and the United Kingdom (the “CH License Agreement”). The Company earns licenses fees and product sale revenue from CH.

The Company and NK Meditech Limited (“NK”) entered into a licensing agreement, effective November 30, 2021 and pursuant to which the Company granted to NK the exclusive right to commercialize (including marketing, selling and offering to sell) macimorelin in the Republic of Korea (the “ROK”) and as applicable, in the Democratic People’s Republic of Korea (“DPRK”) to the extent NK is allowed to use the aforementioned licensed rights in the latter (“NK License Agreement”). As of June 30, 2022, there have been no products supplied under this agreement.

The following table provides a summary of deferred revenue balances:

	June 30, 2022
	Current	Non-Current	Total
	$	$	$
Novo Amendment	3,523	1,050	4,573
CH License Agreement	11	1,440	1,451
NK License Agreement	—	127	127
Total	3,534	2,617	6,151

	December 31, 2021
	Current	Non-Current	Total
	$	$	$
Novo Amendment	4,791	23	4,814
CH License Agreement	24	1,334	1,358
NK License Agreement	—	136	136
Total	4,815	1,493	6,308

(9)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

4. Trade and other receivables

	June 30, 2022	December 31, 2021
	$	$
Trade accounts receivable (net of expected credit losses of $55 (December 31, 2021 – ($55)	490	877
Value-added tax	182	372
Grant receivable	179	—
Other	56	65
	907	1,314

In March 2022, the Company was awarded a monetary subsidy with respect to two pre-clinical programs—namely, the Company’s development of an oral vaccine against infections with SARS-CoV-2 and the development of a product candidate for the treatment of neuromyelitis optica. The subsidy was awarded pursuant to the provisions of the German Act on Tax Incentives for Research and Development, which provides direct reimbursement of certain qualifying R&D expenditures to eligible entities. The CoV-2 grant is related to R&D expenditures incurred in 2021 and during the first half year of 2022. The Neuromyelitis Optica grant is related to expenditures incurred in 2021 and during the first half of 2022.

5. Prepaid expenses and other current assets

	June 30, 2022	December 31, 2021
	$	$
Prepaid insurance	1,259	421
Prepaid research and development	1,111	1,329
Other	89	22
	2,459	1,772

6. Payables and accrued liabilities

	June 30, 2022	December 31, 2021
	$	$
Trade accounts payable	938	934
Salaries, employment taxes and benefits	120	531
Accrued research and development costs	995	596
Other accrued liabilities	582	611
	2,635	2,672

(10)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

7. Employee future benefits

The change in the Company’s accrued benefit obligations is summarized as follows:

	Six months ended June 30, 2022			Year ended December 31, 2021
	Pension benefit plans	Other benefit plans	Total	Total
	$	$	$	$
Change in plan liabilities
Balances – Beginning of the period	29,313	99	29,412	15,435
Current service cost	33	5	38	65
Interest cost	149	—	149	88
Employee Contributions	7	—	7	—
Actuarial gain arising from changes in financial assumptions	(9,802)	—	(9,802)	(1,130)
Past service cost associated with multi-employer plan	—	—	—	16,137
Actuarial loss arising from change in current assumptions on funding of future pension increases	—	—	—	556
Benefits paid	(344)	(1)	(345)	(511)
Impact of foreign exchange rate changes	(2,098)	(8)	(2,106)	(1,228)
Balances – End of the period	17,258	95	17,353	29,412

Change in plan assets
Balances – Beginning of the period	11,927	—	11,927	—
Presentation of plan assets as of December 31, 2021	—	—	—	11,963
Remeasurement of plan assets	(1,777)	—	(1,777)	—
Employer contributions	32	—	32	—
Employee contributions	7	—	7	—
Benefits paid	(122)	—	(122)	—
Impact of foreign exchange rate changes	(902)	—	(902)	(36)
Balances – End of the period	9,165		9,165	11,927

Net liability of the unfunded plans	7,574	95	7,669	12,749
Net liability of the funded plans	519	—	519	4,736
Net amount recognized as Employee future benefits	8,093	95	8,188	17,485

Amounts recognized:
In net loss	181	6	187	(153)
In other comprehensive loss	(9,221)	(8)	(9,229)	2,408

The calculation of the pension benefit obligation is sensitive to the discount rate assumption. Discount rates were 1.1% at December 31, 2021 and 3.25% at June 30, 2022 causing all of the gain noted above.

(11)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

8. Share capital, warrants and other capital

The Company has an unlimited number of authorized common shares (being voting and participating shares) with no par value, as well as an unlimited number of preferred, first and second ranking shares, issuable in series, with rights and privileges specific to each class, with no par value.

2021

On February 19, 2021, the Company completed an underwritten public offering of 820,390 common shares at $36.25 per common share, resulting in aggregate gross proceeds of $29,739, before deducting underwriting discounts, commissions and offering expenses of $2,837 (the “February 2021 Financing). The Company also granted the underwriter and placement agent (the “Underwriter”), a 30-day over-allotment option to purchase up to 123,058 additional common shares at a price of $36.25 per common share (the “Underwriter Option”). Additionally, the Company issued warrants underlying 57,427 common shares to the Underwriter, with each warrant bearing an exercise price of $45.3125 (the “February 2021 Placement Agent Warrants”). The February 2021 Placement Agent Warrants expire on February 17, 2026.

On February 22, 2021, the underwriter exercised the Underwriter Option in full and received 123,058 common shares in exchange for gross proceeds to the Company of $4,461. Upon exercise of the Underwriter Option, the Underwriter also an additional 8,614 February 2021 Placement Agent Warrants.

Aggregate gross proceeds received in connection with the February 2021 Financing totaled $34,200, less cash transaction costs of $3,221 and non-cash transaction costs, which represent the issue-date fair value of the February 2021 Placement Agent Warrants, of $1,897.

The table presented below shows the inputs and assumptions applied to the Black-Scholes option pricing model in order to determine the fair value of these Placement agent warrants:

	Number of equivalent shares	Market value per share price	Weighted average exercise price	Risk-free annual interest rate	Expected volatility	Expected life (years)	Expected dividend yield
		($)	($)	(i)	(ii)	(iii)	(iv)
February 2021 Placement agent warrants – public offering	57,427	37.00	45.31	0.58734%	119.18%	4.99	0.00%
February 2021 Placement agent warrants – Underwriter Option	8,614	37.00	45.31	0.58544%	119.57%	4.98	0.00%

(i)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the warrants.
(ii)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the warrants.
(iii)	Based upon time to expiry from the issuance date.
(iv)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(12)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

During the six-month period ended June 30, 2021, warrants were exercised as follows::

	Warrants exercised (number of underlying common shares)	Exercise Price	Aggregate proceeds to the Company
September 2019 Investor warrants	80,000	$41.25	$3,300
February 2020 Investor warrants	69,565	30.00	2,087
July 2020 Investor warrants	841,822	11.25	9,471
July 2020 Placement Agent warrants	74,667	14.0625	1,050
August 2020 Investor warrants	303,595	11.75	3,567
August 2020 Placement Agent warrants	34,798	17.6015625	612
	1,404,447		$20,087

Other capital

	Six months ended June 30, 2022
	Stock options	Weighted average exercise price	DSUs
	(Number)	($)	(Number)
Balance – January 1, 2022	43,455	22.00	16,920
Granted	2,000	9.00	—
Expired	—	—	—
Exercised	—	—	—
Balance – June 30, 2022	45,455	21.25	16,920

	Year ended December 31, 2021
	Stock options	Weighted average exercise price	DSUs
	(Number)	($)	(Number)
Balance – January 1, 2021	20,256	36.00	6,920
Granted	23,200	10.50	11,200
Expired	(1)	14,756.25	—
Exercised	—	—	(1,200)
Balance – December 31, 2021	43,455	22.00	16,920

(13)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

Fair value input assumptions for US dollar stock option grants

The table below shows the assumptions, or weighted average parameters, applied to the Black-Scholes option pricing model in order to determine share-based compensation costs over the life of the awards.

		Six Months Ended	Year Ended
		June 30,	December 31
		2022	2021
Expected dividend yield	(a)	0.00%	0.00%
Expected volatility	(b)	115.80%	115.80%
Risk-free annual interest rate	(c)	1.23%	1.23%
Expected life (years)	(d)	5.71	5.71
Weighted average share price		$0.42	$0.42
Weighted average exercise price		$0.42	$0.42
Weighted average grant date fair value		$0.35	$0.35

(a)	The Company has not paid dividends and it does not intend to pay dividends in the foreseeable future.

(b)	Based on the historical volatility of the Company’s stock price over the most recent period consistent with the expected life of the stock options, as well as on future expectations.

(c)	Based on United States Treasury Government Bond interest rates with a term that is consistent with the expected life of the stock options.

(d)	Based upon historical data related to the exercise of stock options, on post-vesting employment terminations and on future expectations related to exercise behavior.

9. Supplemental disclosure of cash flow information

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	$	$	$	$
Changes in operating assets and liabilities:
Trade and other receivables	(255)	(547)	220	103
Inventory	—	1	(206)	(39)
Prepaid expenses and other current assets	(1,471)	408	(759)	315
Payables and accrued liabilities	(40)	(430)	119	(315)
Taxes payable	—	—	—	(129)
Deferred revenues	1,001	3	1,008	1,230
Employee future benefits	(97)	(74)	(118)	(157)
	(862)	(639)	264	1,008

(14)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

10. Segment information

The Company operates in a single operating segment, being the biopharmaceutical segment.

11. Net loss per share

The following table sets forth pertinent data relating to the computation of basic and diluted net loss per share attributable to common shareholders.

	Three months ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	$	$	$	$
Net loss	(4,216)	(2,084)	(6,856)	(3,542)
Basic weighted average number of shares outstanding	4,855,876	4,848,129	4,855,876	4,335,821
Net loss income per share (basic)	(0.87)	(0.43)	(1.41)	(0.82)

Dilutive effect of stock options and DSUs	—	—	—	—
Dilutive effect of warrants	—	—	—	—
Diluted weighted average number of shares outstanding	4,855,876	4,848,129	4,855,876	4,335,821
Net loss per share (diluted)	(0.87)	(0.43)	(1.41)	(0.82)

Items excluded from the calculation of diluted net loss per share because the exercise price was greater than the average market price of the common shares or due to their anti-dilutive effect
Stock options and DSUs	62,375	37,176	62,375	37,176
Warrants	457,649	461,649	457,649	461,649

Net loss per share is calculated by dividing net loss by the weighted average number of shares outstanding during the relevant period. Diluted weighted average number of shares reflects the dilutive effect of equity instruments, such as any “in the money” stock options, DSUs and warrants. In periods with reported net losses, all stock options and warrants are deemed anti-dilutive such that basic net loss per share and diluted net loss per share are equal, and thus “in the money” stock options and warrants have not been included in the computation of net loss per share because to do so would be anti-dilutive.

12. Commitments

	Service and manufacturing	R&D contracts	TOTAL
	$	$	$
Less than 1 year	5,015	2,090	7,105
1 - 3 years	938	776	1,714
4 - 5 years	47	—	47
More than 5 years	—	—	—
Total	6,000	2,866	8,866

The Company executed various agreements including in-licensing and similar arrangements with development partners. Such agreements may require the Company to make payments on achievement of stages of development, launch or revenue milestones, although the Company generally has the right to terminate these agreements at no penalty.

(15)

NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS AT JUNE 30, 2022 AND FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(amounts in thousands of US dollars, except share and per share data and as otherwise noted)
(Unaudited)

Based on the closing exchange rates at June 30, 2022, the Company expects to pay $9,050 including $6,804 (€6.5 million), and $1,396 (£1.2 million) and $850 USD, in R&D milestone payments and up to $39,302, including $28,785 (€27.6 million); $1,517 (£1.3 million) and $9,000 USD, in revenue related milestone payments. The table below contains all potential R&D and revenue-related milestone payments that the Company may be required to make under such agreements:

	Future potential R&D milestone payments	Future potential revenue milestone payments	TOTAL
	$	$	$
Less than 1 year	26	—	26
1 - 3 years	204	—	204
4 - 5 years	1,990	—	1,990
More than 5 years	6,830	39,302	46,132
Total	9,050	39,302	48,352

The future payments that are disclosed represent contract payments and are not discounted and are not risk-adjusted. The development of any pharmaceutical product candidates is a complex and risky process that may fail at any stage in the development process due to a number of factors. The timing of the payments is based on the Company’s current best estimate of achievement of the relevant milestone.

13. Subsequent Events

Reverse Stock Split

On July 15, 2022, the Company’s shareholders and board of directors approved an amendment to the Company’s articles of amendment to effect a 1-for-25 reverse stock split of the Company’s common shares, DSU and Warrants. The Company’s outstanding stock options were also adjusted to reflect the 1-for-25 reverse stock split of the Company’s common shares. Accordingly, all common shares, DSU and Warrants, stock options and per share amounts in these consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split. Outstanding stock options were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased. The reverse stock split was effected in the markets on July 21,2022.

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